ROSA A. TESTANI

212.872.8115/fax: 212.872.1002

rtestani@akingump.com

January 30, 2017

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warrior Met Coal, LLC

Confidential Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Warrior Met Coal, LLC, a Delaware limited liability company to be converted into a corporation named Warrior Met Coal, Inc. (the “Company”), we hereby submit for confidential nonpublic review under Section 6(e) of the Securities Act of 1933, as amended, a draft Registration Statement on Form S-1 (the “Draft Registration Statement”), relating to the offer and sale by the selling stockholders named therein of the Company’s common stock, par value $0.01 per share.

Pursuant to Title 1, Section 101 of the JOBS Act, and as disclosed in the Draft Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Draft Registration Statement for review.

If you have any questions or require additional information in the course of your review of the enclosed Draft Registration Statement, please call me at (212) 872-8115 or, in my absence, Shar Ahmed at (713) 220-8126.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

cc:	Warrior Met Coal, LLC

Dale W. Boyles

One Bryant Park | New York, NY 10036-6745 | 212.872.8115 | fax: 212.872.1002 | akingump.com